Exhibit 99.1

CIBC Announces First Quarter 2023 Results

Toronto, ON – February 24, 2023 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the first quarter ended January 31, 2023.

First quarter highlights

	Q1/23	Q1/22	Q4/22	YoY Variance	QoQ Variance
Revenue	$5,927 million	$5,498 million	$5,388 million	+8%	+10%
Reported Net Income	$432 million	$1,869 million	$1,185 million	-77%	-64%
Adjusted Net Income (1)	$1,841 million	$1,894 million	$1,308 million	-3%	+41%
Adjusted pre-provision, pre-tax earnings (1)	$2,660 million	$2,508 million	$2,072 million	+6%	+28%
Reported Diluted Earnings Per Share (EPS) (2)	$0.39	$2.01	$1.26	-81%	-69%
Adjusted Diluted EPS (1)(2)	$1.94	$2.04	$1.39	-5%	+40%
Reported Return on Common Shareholders’ Equity (ROE) (3)	3.1%	17.4%	10.1%
Adjusted ROE (1)	15.5%	17.6%	11.2%
Common Equity Tier 1 (CET1) Ratio (4)	11.6%	12.2%	11.7%

“In the first quarter, we delivered solid financial results as we continued to make steady progress in executing our client-focused strategy,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “In an economic environment that remains fluid, our team is focused on living our purpose as we help make our clients’ ambitions real. We have clear momentum in attracting and deepening client relationships, a resilient capital position, and strong risk management and credit quality, and we’ll draw on these strengths throughout fiscal 2023 to create further value for our stakeholders.”

Results for the first quarter of 2023 were affected by the following items of note aggregating to a negative impact of $1.55 per share:

•	$1,169 million ($844 million after-tax) increase in legal provisions (Corporate and Other);
•	$545 million income tax charge related to the 2022 Canadian Federal budget(5) (Corporate and Other); and
•	$26 million ($20 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(4) was 11.6% at January 31, 2023, compared with 11.7% at the end of the prior quarter. CIBC’s leverage ratio(4) and liquidity coverage ratio(4) at January 31, 2023 were 4.3% and 134%, respectively.

Core business performance

Canadian Personal and Business Banking reported net income of $589 million for the first quarter, down $98 million or 14% from the first quarter a year ago, primarily due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher revenue. Adjusted pre-provision, pre-tax earnings(1) were $977 million, down $67 million from the first quarter a year ago, as higher revenues were more than offset by higher expenses. Higher revenues were driven by volume growth, partially offset by lower fee and commission income, and lower net product spreads. Expenses were higher due to spending on strategic initiatives, including the Canadian Costco credit card portfolio, and employee-related compensation.

Canadian Commercial Banking and Wealth Management reported net income of $469 million for the first quarter, up $7 million or 2% from the first quarter a year ago, primarily due to higher revenue and lower non-interest expenses, partially offset by a higher provision for credit losses in the current quarter. Adjusted pre-provision, pre-tax earnings(1) were $686 million, up $62 million from the first quarter a year ago, primarily due to higher net interest income from higher deposit spreads that benefitted from the impact of higher interest rates, and volume growth in commercial banking. Lower expenses were primarily driven by lower performance-based compensation, partially offset by higher spending on strategic initiatives.

U.S. Commercial Banking and Wealth Management reported net income of $201 million (US$150 million) for the first quarter, down $25 million (down US$28 million) from the first quarter a year ago, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue and the impact of foreign currency translation. Adjusted pre-provision, pre-tax earnings(1) were $342 million (US$255 million), up $34 million (up US$13 million) from the first quarter a year ago due to higher revenue and the impact of foreign currency translation, primarily driven by volume growth and higher net product spreads, partially offset by higher employee-related compensation and higher spending on strategic initiatives.

(1)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, which section is incorporated by reference herein, including the quantitative reconciliations therein of reported GAAP measures to: adjusted net income on pages 3 to 5; and adjusted pre-provision, pre-tax earnings on page 5.

(2)	CIBC completed a two-for-one share split of CIBC common shares effective at the close of business on May 13, 2022. All per common share amounts in this news release reflect the Share Split.
(3)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our Report to Shareholders for the first quarter of 2023 available on SEDAR at www.sedar.com.

(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the first quarter of 2023 available on SEDAR at www.sedar.com.

(5)

The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax will accrete over the remaining four-year payment period.

CIBC First Quarter 2023 News Release	1

Capital Markets reported net income of $612 million for the first quarter, up $69 million or 13% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a lower provision reversal in the current quarter. Adjusted pre-provision, pre-tax earnings(1) were up $123 million or 17% from the first quarter a year ago, as higher revenue from our global markets and direct financial services businesses was partially offset by lower investment banking activity and higher expenses. Expenses were up due to strategic investments and employee-related expenses.

Credit quality

Provision for credit losses was $295 million, up $220 million from the same quarter last year. Provision for credit losses net of reversals on performing loans was up mainly due to unfavourable credit migration and parameter updates. Provision for credit losses on impaired loans was up due to higher net impairments across all strategic business units.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

2	CIBC First Quarter 2023 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the first quarter of 2023 available on SEDAR at www.sedar.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,260	$1,351	$706	$1,481	$129	$5,927	$526
Provision for (reversal of) credit losses	158	46	98	(10)	3	295	73
Non-interest expenses	1,290	665	380	650	1,477	4,462	283
Income (loss) before income taxes	812	640	228	841	(1,351)	1,170	170
Income taxes	223	171	27	229	88	738	20
Net income (loss)	589	469	201	612	(1,439)	432	150
Net income attributable to non-controlling interests	-	-	-	-	9	9	-
Net income (loss) attributable to equity shareholders	589	469	201	612	(1,448)	423	150
Diluted EPS ($)						$0.39
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$-	$(16)	$-	$(3)	$(26)	$(12)
Increase in legal provisions	-	-	-	-	(1,169)	(1,169)	-
Impact of items of note on non-interest expenses	(7)	-	(16)	-	(1,172)	(1,195)	(12)
Total pre-tax impact of items of note on net income	7	-	16	-	1,172	1,195	12
Income taxes
Amortization of acquisition-related intangible assets	2	-	4	-	-	6	3
Increase in legal provisions	-	-	-	-	325	325	-
Income tax charge related to the 2022 Canadian Federal budget (2)	-	-	-	-	(545)	(545)	-
Impact of items of note on income taxes	2	-	4	-	(220)	(214)	3
Total after-tax impact of items of note on net income	$5	$-	$12	$-	$1,392	$1,409	$9
Impact of items of note on diluted EPS ($)						$1.55
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,260	$1,351	$706	$1,481	$129	$5,927	$526
Provision for (reversal of) credit losses – adjusted	158	46	98	(10)	3	295	73
Non-interest expenses – adjusted	1,283	665	364	650	305	3,267	271
Income (loss) before income taxes – adjusted	819	640	244	841	(179)	2,365	182
Income taxes – adjusted	225	171	31	229	(132)	524	23
Net income (loss) – adjusted	594	469	213	612	(47)	1,841	159
Net income attributable to non-controlling interests – adjusted	-	-	-	-	9	9	-
Net income (loss) attributable to equity shareholders – adjusted	594	469	213	612	(56)	1,832	159
Adjusted diluted EPS ($)						$1.94

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)

The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax will accrete over the remaining four-year payment period.

(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

CIBC total results excludes a TEB adjustment of $62 million (October 31, 2022: $51 million; January 31, 2022: $59 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

(5)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(6)

Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables.

CIBC First Quarter 2023 News Release	3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.
$ millions, for the three months ended October 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,262	$1,316	$653	$1,182	$(25)	$5,388	$483
Provision for (reversal of) credit losses	305	21	100	(1)	11	436	76
Non-interest expenses	1,313	658	356	656	500	3,483	264
Income (loss) before income taxes	644	637	197	527	(536)	1,469	143
Income taxes	173	168	36	149	(242)	284	27
Net income (loss)	471	469	161	378	(294)	1,185	116
Net income attributable to non-controlling interests	-	-	-	-	7	7	-
Net income (loss) attributable to equity shareholders	471	469	161	378	(301)	1,178	116
Diluted EPS ($) (5)						$1.26
Impact of items of note (1)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments (6)	$(6)	$-	$-	$-	$-	$(6)	$-
Impact of items of note on revenue	(6)	-	-	-	-	(6)	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	-	(17)	-	(3)	(27)	(13)
Acquisition and integration-related costs as well as purchase accounting adjustments (6)	(18)	-	-	-	-	(18)	-
Charge related to the consolidation of our real estate portfolio	-	-	-	-	(37)	(37)	-
Increase in legal provisions	-	-	-	-	(91)	(91)	-
Impact of items of note on non-interest expenses	(25)	-	(17)	-	(131)	(173)	(13)
Total pre-tax impact of items of note on net income	19	-	17	-	131	167	13
Income taxes
Amortization of acquisition-related intangible assets	1	-	5	-	-	6	4
Acquisition and integration-related costs as well as purchase accounting adjustments (6)	4	-	-	-	-	4	-
Charge related to the consolidation of our real estate portfolio	-	-	-	-	10	10	-
Increase in legal provisions	-	-	-	-	24	24	-
Impact of items of note on income taxes	5	-	5	-	34	44	4
Total after-tax impact of items of note on net income	$14	$-	$12	$-	$97	$123	$9
Impact of items of note on diluted EPS ($) (5)						$0.13
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,256	$1,316	$653	$1,182	$(25)	$5,382	$483
Provision for (reversal of) credit losses – adjusted	305	21	100	(1)	11	436	76
Non-interest expenses – adjusted	1,288	658	339	656	369	3,310	251
Income (loss) before income taxes – adjusted	663	637	214	527	(405)	1,636	156
Income taxes – adjusted	178	168	41	149	(208)	328	31
Net income (loss) – adjusted	485	469	173	378	(197)	1,308	125
Net income attributable to non-controlling interests – adjusted	-	-	-	-	7	7	-
Net income (loss) attributable to equity shareholders – adjusted	485	469	173	378	(204)	1,301	125
Adjusted diluted EPS ($) (5)						$1.39

See previous page for footnote references.

4	CIBC First Quarter 2023 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,183	$1,297	$609	$1,304	$105	$5,498	$479
Provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75	22
Non-interest expenses	1,152	673	318	596	284	3,023	250
Income (loss) before income taxes	933	628	263	746	(170)	2,400	207
Income taxes	246	166	37	203	(121)	531	29
Net income (loss)	687	462	226	543	(49)	1,869	178
Net income attributable to non-controlling interests	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders	687	462	226	543	(54)	1,864	178
Diluted EPS ($) (5)						$2.01
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$-	$-	$(17)	$-	$(3)	$(20)	$(13)
Acquisition and integration-related costs (6)	(13)	-	-	-	-	(13)	-
Impact of items of note on non-interest expenses	(13)	-	(17)	-	(3)	(33)	(13)
Total pre-tax impact of items of note on net income	13	-	17	-	3	33	13
Income taxes
Amortization of acquisition-related intangible assets	-	-	4	-	1	5	3
Acquisition and integration-related costs (6)	3	-	-	-	-	3	-
Impact of items of note on income taxes	3	-	4	-	1	8	3
Total after-tax impact of items of note on net income	$10	$-	$13	$-	$2	$25	$10
Impact of items of note on diluted EPS ($) (5)						$0.03
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,183	$1,297	$609	$1,304	$105	$5,498	$479
Provision for (reversal of) credit losses – adjusted	98	(4)	28	(38)	(9)	75	22
Non-interest expenses – adjusted	1,139	673	301	596	281	2,990	237
Income (loss) before income taxes – adjusted	946	628	280	746	(167)	2,433	220
Income taxes – adjusted	249	166	41	203	(120)	539	32
Net income (loss) – adjusted	697	462	239	543	(47)	1,894	188
Net income attributable to non-controlling interests – adjusted	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders – adjusted	697	462	239	543	(52)	1,889	188
Adjusted diluted EPS ($) (5)						$2.04

See previous pages for footnote references.

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2023	Net income (loss)	$589	$469	$201	$612	$(1,439)	$432	$150
Jan. 31	Add: provision for (reversal of) credit losses	158	46	98	(10)	3	295	73
	Add: income taxes	223	171	27	229	88	738	20
	Pre-provision (reversal), pre-tax earnings (losses) (1)	970	686	326	831	(1,348)	1,465	243
	Pre-tax impact of items of note (2)	7	-	16	-	1,172	1,195	12
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$977	$686	$342	$831	$(176)	$2,660	$255
2022	Net income (loss)	$471	$469	$161	$378	$(294)	$1,185	$116
Oct. 31	Add: provision for (reversal of) credit losses	305	21	100	(1)	11	436	76
	Add: income taxes	173	168	36	149	(242)	284	27
	Pre-provision (reversal), pre-tax earnings (losses) (1)	949	658	297	526	(525)	1,905	219
	Pre-tax impact of items of note (2)	19	-	17	-	131	167	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$968	$658	$314	$526	$(394)	$2,072	$232
2022	Net income (loss)	$687	$462	$226	$543	$(49)	$1,869	$178
Jan. 31	Add: provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75	22
	Add: income taxes	246	166	37	203	(121)	531	29
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,031	624	291	708	(179)	2,475	229
	Pre-tax impact of items of note (2)	13	-	17	-	3	33	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,044	$624	$308	$708	$(176)	$2,508	$242

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

CIBC First Quarter 2023 News Release	5

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

•

Team CIBC raised $6 million for children’s charities globally from the 38th annual CIBC Miracle Day held on December 7 and other activities during the year. Every year, CIBC Capital Markets traders and CIBC Wood Gundy investment advisors donate a portion of their fees and commissions to help kids access vital support programs and services that help them thrive.

•

CIBC and CIBC Foundation announced a donation of $1 million to the Montreal Children’s Hospital in support of a groundbreaking advancement in pediatric liquid biopsy research. This new research holds tremendous promise for identifying solid pediatric tumors such as brain cancers, glioma, medulloblastoma, and tumors of the bone which are the most dangerous and deadliest forms of pediatric cancers.

•

CIBC has been named to the Dow Jones Sustainability North America Index (DJSI) for the 18th consecutive year, demonstrating our continued commitment to enabling a more sustainable and equitable future. The DJSI is a widely recognized industry standard for measuring companies’ performance of environmental, social and governance (ESG) criteria.

•

CIBC Bank USA supported the new construction, rehabilitation and renovation of Roosevelt Square, a large mixed-use development on Chicago’s West Side, with a strong focus on affordable housing that aims to improve quality of life, provide jobs, and increase public safety.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2023 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates, potential recession and the war in Ukraine on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine, the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2022 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

6	CIBC First Quarter 2023 News Release

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-406-0743, or toll-free 1-800-898-3989, passcode 6992806#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 6514906#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2023 first quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 4645396#) and French (514-861-2272 or 1-800-408-3053, passcode 7957917#) until 11:59 p.m. (ET) March 10, 2023. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

CIBC First Quarter 2023 News Release	7